EXHIBIT 99.10
Notice to ASX/LSE
19 May 2022
Rio Tinto agrees revisions to funding arrangements with Turquoise Hill Resources

Rio Tinto has agreed to amend the previously agreed funding plan with Turquoise Hill Resources (TRQ) (9 April, 2021) in order to provide liquidity of up to $400 million in short-term early advances, while the Special Committee of TRQ evaluates Rio Tinto’s C$34 per share all-cash proposal to acquire the approximately 49% of the issued and outstanding shares of TRQ that Rio Tinto does not currently own.

Subject to the satisfaction of certain minimum liquidity and other conditions, the early advances will be available at any time up to their maturity on 31 December, 2022, and enable TRQ to fund the ongoing development of the Oyu Tolgoi (OT) Underground Project in Mongolia. The deadline in the previously agreed funding plan for Turquoise Hill to conduct an initial equity offering of at least $650 million has also been extended from the end of August 2022 to the end of 2022.

Rio Tinto Canadian early warning disclosure

Rio Tinto currently beneficially owns 102,196,643 common shares of Turquoise Hill, representing approximately 51% of the issued and outstanding common shares of Turquoise Hill. Rio Tinto also has anti-dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportionate equity interest in Turquoise Hill from time to time.

This announcement is authorised for release to the market by, and a copy of the related early warning report may be obtained from, Rio Tinto’s Group Company Secretary.

The head office of Turquoise Hill is located at 1 Place Ville-Marie, Suite 3680, Montreal, Quebec, Canada H3B 3P2.

Additional disclosures

This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially include, but are not limited to, those relating to whether any agreement will be executed, or whether this or any other transaction will be consummated. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release.

The person responsible for arranging the release of this announcement on behalf of Rio Tinto plc is Steve Allen, Group Company Secretary.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

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Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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